SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

For more information, visit our
website at www.braskem.com.br
our contact our Investor Relations
Department.

Contact Info:

José Marcos Treiger
Investor Relations Director
Tel: (55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
Investor Relations Manager
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

BRASKEM ACHIEVES FULL COMPLIANCE WITH THE REQUIREMENTS OF THE SARBANES-OXLEY ACT ONE YEAR PRIOR TO THE DEADLINE

São Paulo, Brazil, June 26, 2006 – Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK) is a leader in the thermoplastic resins segment in Latin America and one of the largest privately-owned industrial companies in Brazil. Braskem’s shares are listed on the BOVESPA in São Paulo and the LATIBEX in Madrid, and Braskem’s ADRs are listed on the New York Stock Exchange (NYSE). As a result of this listing in the U.S., Braskem had to conduct various analyses of its internal controls and implement new processes to comply with Section 404 of the Sarbanes-Oxley Act regarding internal controls over financial reporting in its consolidated financial statements. Braskem has achieved full compliance with the requirements of the Sarbanes-Oxley Act one year prior to the deadline established by the Securities Exchange Commission (SEC), which has required foreign private issuers, such as Braskem, to comply with these requirements by June 2007, when the Form 20-F for the year ending December 31, 2006 (including U.S. GAAP financial statements or a reconciliation of non-U.S. GAAP financial statements to U.S. GAAP) is due.

“Compliance with the requirements of Section 404 one year before the established deadline and becoming one of the first Brazilian companies to attain this important objective forms part of a continuous improvement process of the internal controls and procedures of Braskem. This process will culminate with the implementation of the “Formula Braskem” project (an integrated management system) in October 2006 and will reaffirm our commitment to the highest levels of corporate governance, transparency and the creation of value for our shareholders,” said Paul Altit, CFO and Investor Relations Director of Braskem.

The Sarbanes-Oxley Act was created in 2002 and aims to protect shareholders of publicly-traded companies against accounting fraud or conflicts of interest. Section 404 requires an annual evaluation by management of the internal controls and procedures for the issuance of financial reports and requires an opinion from independent auditors concerning the evaluation process conducted by the management of the company in respect of its internal controls and procedures.

As of the date hereof, Braskem’s annual report on Form 20-F (Form 20-F for fiscal year 2005 was filed today with the SEC) will include the “Annual Report of Management regarding Internal Controls related to the Consolidated Financial Statements,” which affirms the effectiveness of Braskem’s internal controls for the year ended December 31, 2005 that were submitted to an evaluation process as required by the SEC.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian privately-owned industrial companies. The company operates 14 manufacturing plants located throughout Brazil and has an annual production capacity in excess of 6 million tons of thermoplastic resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER
This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2006

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer